UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 35334

EAST DUBUQUE NITROGEN PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing limited partner interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units representing limited partner interests                                                                                               Two

Pursuant to the requirements of the Securities Exchange Act of 1934, East Dubuque Nitrogen Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 17, 2016

EAST DUBUQUE NITROGEN PARTNERS, L.P.

By:	East Dubuque Nitrogen GP, LLC, its general partner

By:	/s/ Susan M. Ball
Name:	Susan M. Ball
Title:	Chief Financial Officer and Treasurer